Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FOURTH QUARTER 2018 RESULTS

Highlights

•	Operating revenue of $219.6 million.

•	Operating income of $49.1 million.

•	Net loss of $108.0 million, reflecting a tax expense of c.$73 million which includes uncertain tax positions.

•	Adjusted EBITDA[1] of $130.2 million.

•	Cash and cash equivalents of $841.6 million.

•	Economic utilization[2] of 98%.

•	Order backlog of $920 million as of February 26, 2019.

•	1 cent per common unit distribution for the fourth quarter of 2018.

[1]

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Financial Results Overview

Total operating revenues for the fourth quarter were $219.6 million (3Q18: $206.2 million). The increase was primarily due to higher uptime on the West Vela after completing its SPS in the third quarter and the West Capella commencing its contract with Shell in Malaysia, partially offset by the completion of West Aquarius contract.

Total operating expenses for the fourth quarter were $167.3 million (3Q18: $155.7 million). The increase was primarily related to commencement costs for the West Capella, reactivation costs for the West Vencedor and general and administrative expenses reverting to the normal run rate after the release of certain accruals in the prior quarter.

Operating income was $49.1 million (3Q18: $50.5 million) as higher revenues were offset by higher costs and the write off of $3.2 million of goodwill due to the early adoption of an accounting standard update which changes the method used to determine impairments to goodwill.

Net financial items resulted in an expense of $83.8 million (3Q18: expense of $55.3 million). The increase in the expense was primarily due to a loss on the mark to market valuation of derivatives of $21.4 million (3Q18: gain of $6.5 million).

Loss before taxes was $34.7 million (3Q18: loss of $4.8 million).

Income tax expense was $73.3 million (3Q18: expense of $14.1 million). This increase primarily relates to a provision for an uncertain tax position we have taken in respect of recent changes in US tax legislation. We continue to assess this issue and are seeking clarification from the relevant authorities.

Net loss was $108.0 million (3Q18: net loss of $18.9 million). Seadrill Partners LLC Members had a net loss for the quarter of $59.1 million (3Q18: net loss of $9.3 million).

Distributable cash flow for the fourth quarter was $13.2 million and our quarterly distribution was reduced to 1 cent per common from 10 cents. The reduction reflects the slower than anticipated recovery in dayrates and our desire to preserve liquidity ahead of debt maturities in the second half of 2020 and first quarter of 2021.

New Contracts

Since our third quarter report in November we entered into two new contracts and one option was exercised adding $52 million of backlog:

1.

The West Capella secured a one well contract with two options with PETRONAS Carigali Sdn Bhd. in Malaysia. Backlog for the firm portion of the contract is expected to be approximately $11 million and commencement is expected in Q3 2019.

2.

The West Vencedor secured a six well contract with three option wells in Cote d’Ivoire. Backlog for the firm portion of the contract is expected to be approximately $20 million with commencement expected in Q3 2019.

3.	The second of three fixed price options was exercised for the West Aquarius adding $21 million in backlog and we expect commencement in May 2019.

We continue to see increased tendering activity and bilateral contract discussions. Many of these discussions are for work at higher dayrates and longer durations, in some instances with mobilization and certain capex items being paid for by the customer.

Financing and Liquidity

As of December 31, 2018, cash and cash equivalents were $841.6 million (3Q18: $881.7 million). Total liquidity for the Company was $891.6 million at the end of the quarter, including $50 million of available undrawn amounts under our revolving credit facility which matured on February 21, 2019.

Interest bearing debt was $3.08 billion as of December 31, 2018 (3Q18: $3.12 billion). The decrease was due to normal quarterly amortization.

Net debt as at December 31, 2018 was therefore $2.2 billion (3Q18: $2.2 billion).

As of December 31, 2018, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.8 billion, representing approximately 90% of gross debt obligations as of December 31, 2018. The average swapped rate, excluding fixed margins, is approximately 2.49%.

Outlook

Adjusted EBITDA3 for the first quarter is expected to be lower than the fourth quarter adjusted EBITDA at around $105 million, based on operating income of around $25 million, primarily reflecting:

•	A full quarter of idle time on the West Aquarius before commencing its contract with Exxon in May;

•	A full quarter of operations for the West Capella and West Vencedor

February 26, 2019

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[3]	Refer to Appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
(in $ millions)	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Operating revenues
Contract revenues	212.1	195.5	250.6	797.5	1,007.7
Reimbursable revenue	7.5	9.1	5.1	31.2	17.7
Other revenues	—	1.6	0.6	209.5	103.0

Total operating revenues	219.6	206.2	256.3	1,038.2	1,128.4

Operating expenses
Vessel and rig operating expenses	67.8	56.8	94.0	278.2	345.4
Amortization of favorable contracts	11.2	11.3	21.7	45.1	74.4
Reimbursable expenses	6.9	8.5	4.6	28.6	16.1
Depreciation and amortization	69.0	69.7	68.9	280.3	274.9
General and administrative expenses	12.4	9.4	11.6	45.8	44.8

Total operating expenses	167.3	155.7	200.8	678.0	755.6

Revaluation of contingent consideration	—	—	4.6	—	89.9
Loss on impairment of goodwill	(3.2)	—	—	(3.2)	—
Gain on sale of assets	—	—	—	—	0.8

Total other operating (loss)/income	(3.2)	—	4.6	(3.2)	90.7

Operating income	49.1	50.5	60.1	357.0	463.5

Financial and other items
Interest income	6.4	7.4	4.7	47.1	15.7
Interest expenses	(68.0)	(68.8)	(45.1)	(263.7)	(179.1)
(Loss)/ gain on derivative financial instruments	(21.4)	6.5	12.8	24.9	(13.9)
Foreign currency exchange gain/(loss)	0.4	(0.4)	—	0.2	0.9
Other financial items	(1.2)	—	—	(4.8)	(11.5)

Net financial items	(83.8)	(55.3)	(27.6)	(196.3)	(187.9)

(Loss)/income before taxes	(34.7)	(4.8)	32.5	160.7	275.6

Tax (expense)/benefit	(73.3)	(14.1)	0.6	(86.7)	(40.3)

Net (loss)/income	(108.0)	(18.9)	33.1	74.0	235.3

Net (loss)/income attributable to Seadrill Partners LLC members	(59.1)	(9.3)	26.5	56.1	94.1

Net (loss)/income attributable to the non-controlling interest	(48.9)	(9.6)	6.6	17.9	141.2

Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED BALANCE SHEETS

	As at December 31, 2018	As at December 31, 2017
(in $ millions)	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	841.6	848.6
Accounts receivables, net	150.9	254.1
Amount due from related party	6.4	24.2
Other current assets	110.6	86.8

Total current assets	1,109.5	1,213.7

Non-current assets
Drilling units	5,005.6	5,170.9
Goodwill	—	3.2
Deferred tax assets	7.7	9.5
Other non-current assets	62.6	133.5

Total non-current assets	5,075.9	5,317.1

Total assets	6,185.4	6,530.8

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	162.9	162.9
Current portion of long-term related party debt	—	24.7
Trade accounts payable	25.7	37.4
Current portion of deferred and contingent consideration to related party	37.5	41.7
Related party payables	126.3	157.0
Other current liabilities	80.2	121.8

Total current liabilities	432.6	545.5

Non-current liabilities
Long-term debt	2,896.2	3,180.2
Long term deferred and contingent consideration to related party	21.5	46.0
Deferred tax liability	0.4	1.5
Other non-current liabilities	120.5	55.8

Total non-current liabilities	3,038.6	3,283.5

Total liabilities	3,471.2	3,829.0

Members’ capital:
Common unitholders (issued 75,278,250 units as at December 31, 2018 and December 31, 2017)	1,224.8	1,208.9
Subordinated unitholders (issued 16,543,350 units as at December 31, 2018 and December 31, 2017)	104.9	94.8

Total members’ capital	1,329.7	1,303.7
Non-controlling interest	1,384.5	1,398.1

Total equity	2,714.2	2,701.8

Total liabilities and equity	6,185.4	6,530.8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve months ended
	December 31, 2018	December 31, 2017
(in $ millions)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income	74.0	235.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	280.3	274.9
Amortization of deferred loan charges	12.4	12.6
Amortization of favorable contracts	45.1	74.4
Gain on disposal of PPE	—	(0.8)
Loss on impairment of goodwill	3.2	—
Unrealized gain on derivative financial instruments	(38.9)	(25.8)
Unrealized foreign exchange loss/(gain)	0.5	(3.5)
Payment for long term maintenance	(91.6)	(54.9)
Net movement in income taxes	0.7	4.6
Revaluation of contingent consideration	—	(89.9)
Accretion of discount on deferred consideration	5.3	13.2

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	103.2	(1.6)
Prepaid expenses and accrued income	(3.6)	(4.0)
Trade accounts payable	(11.7)	5.4
Related party balances	(12.9)	16.1
Other assets	15.5	34.4
Other liabilities	56.5	(4.9)
Changes in deferred revenue	(3.4)	(9.7)
Other, net	(0.5)	0.4

Net cash provided by operating activities	434.1	476.2

Cash flows from investing activities
Additions to drilling units	(23.4)	(66.7)
Proceeds from sale of assets	—	16.2
Payment received from loans granted to related parties	—	39.4

Net cash used in investing activities	(23.4)	(11.1)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Twelve months ended
	December 31, 2018	December 31, 2017
(in $ millions)	Unaudited	Audited
Cash flows from financing activities
Repayments of long term debt	(296.4)	(215.0)
Repayments of related party debt	(24.7)	(66.0)
Debt fees paid	—	(3.8)
Contingent consideration paid	(34.0)	(40.0)
Cash distributions	(55.4)	(60.1)
Repayment of shareholder loan	(6.2)	—

Net cash used in financing activities	(416.7)	(384.9)

Effect of exchange rate changes on cash	(1.0)	0.8

Net (decrease)/ increase in cash and cash equivalents	(7.0)	81.0

Cash and cash equivalents at beginning of the period	848.6	767.6

Cash and cash equivalents at the end of period	841.6	848.6

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2016 (audited)	1,123.2	69.4	1,192.6	1,343.2	2,535.8

Net income	115.8	25.4	141.2	94.1	235.3
Cash distributions	(30.1)	—	(30.1)	(30.0)	(60.1)
Other distributions	—	—	—	(9.2)	(9.2)

Balance at December 31, 2017 (audited)	1,208.9	94.8	1,303.7	1,398.1	2,701.8

Balance at December 31, 2017 (audited)	1,208.9	94.8	1,303.7	1,398.1	2,701.8

Net income	46.0	10.1	56.1	17.9	74.0
Cash distributions	(30.1)	—	(30.1)	(25.3)	(55.4)
Repayment of shareholder loan	—	—	—	(6.2)	(6.2)

Balance at December 31, 2018 (unaudited)	1,224.8	104.9	1,329.7	1,384.5	2,714.2

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF.

The below table reconciles net income to DCF.

	Three months ended
	December 31, 2018	September 30, 2018
(in $ millions)	Unaudited	Unaudited
Net loss attributable to Seadrill Partners LLC members	(59.1)	(9.3)

Net loss attributable to non-controlling interest [5]	(48.9)	(9.6)
Income tax expense	73.3	14.1
Interest income	(6.4)	(7.4)
Interest expense	68.0	68.8
Loss/(gain) on derivative financial instruments	21.4	(6.5)
Other financial items	1.2	—
Foreign currency exchange	(0.4)	0.4
Depreciation and amortization	69.0	69.7
Loss on impairment of goodwill	3.2	—
Amortization of favorable contracts	11.2	11.3
Mobilization fees recognized in income	(2.0)	(3.8)
Mobilization fees billed during quarter	3.3	5.1
Deferred consideration payable falling due in quarter	(3.6)	(2.9)

Adjusted EBITDA	130.2	129.9

Interest receipts	6.2	7.4
Interest payments (includes interest rate swap net settlements other financial items)	(66.3)	(65.6)
Income tax receipts/(payments)	0.2	(11.5)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(35.5)	(35.5)

Distributable cash flow before allocation to non-controlling interest	16.1	6.0

Allocation to non-controlling interest	(2.9)	(0.3)

Distributable cash flow	13.2	5.7

Distribution declared in respect of quarter	0.8	7.5

[5]

The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[6]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	March 31, 2019	December 31, 2018	September 30, 2018
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	25.3	49.1	50.5

Loss on impairment of goodwill	—	3.2	—
Depreciation and amortization	71.5	69.0	69.7
Amortization of favorable contracts	11.2	11.2	11.3
Mobilization fees recognized in income	(2.3)	(2.0)	(3.8)
Mobilization fees billed during quarter	2.5	3.3	5.1
Deferred consideration payable falling due in quarter	(3.6)	(3.6)	(2.9)

Adjusted EBITDA	104.6	130.2	129.9

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at December 31, 2018	As at September 30, 2018
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	3,084.7	3,116.1
Cash and cash equivalents	(841.6)	(881.7)

Net interest bearing debt	2,243.1	2,234.4